Mail Stop 3561

July 19, 2006

Patrick A. Galliher, President
RMD Technologies, Inc.
308 West 5th Street
Holtville, California 92250

       Re: RMD Technologies, Inc.
                Registration Statement on Form 10-SB and related Amendments
                Initially Filed January 7, 2005
                Form 10-KSB for the year ended May 31, 2005 and related
                Amendments
                Initially Filed September 21, 2005
                Form 10-QSB for the quarterly period ended August 31, 2005 and
                related amendment
                Form 10-QSB for the quarterly period ended November 30, 2005
                Form 10-QSB for the quarterly period ended February 28, 2006 and
                related amendments
                File No. 0-51109

Dear Mr. Galliher:

      We have completed our review of your Form 10-SB and related filings and have
no further comments at this time.

                        Sincerely,

                        H. Christopher Owings
                        Assistant Director

cc: Brian Faulkner, Esq.
        Fax: 949-240-1362